Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this proxy statement/circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this proxy statement/circular.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

PROXY STATEMENT/CIRCULAR FOR ANNUAL GENERAL MEETING

Enclosed is the proxy statement of XPeng Inc. (the “Company” or “we”), which provides additional information of the matters to be considered at the annual general meeting of the shareholders (the “AGM”).

This proxy statement also serves as a circular to holders of Class A ordinary shares and/or Class B ordinary shares of the Company pursuant to Rule 13.73 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This proxy statement is also available for viewing on the Company’s website at www.xiaopeng.com.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Thursday, May 12, 2022

As at the date of this proxy statement/ circular, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

PROXY STATEMENT

GENERAL

The board of directors (the “Board”) of XPeng Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM”) to be held on June 24, 2022 at 10:00 a.m. Hong Kong time. The AGM will be held at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC.

You can review and download the proxy statement and the proxy form at the Company’s website at www.xiaopeng.com and website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk.

RECORD DATES, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s Class A ordinary shares and/or Class B ordinary shares, par value US$0.00001 per share of record as of the close of business on May 23, 2022, Hong Kong time (the “Shares Record Date”) are entitled to attend and vote at the AGM.

In order to attend the AGM, persons who hold the Company’s Class A ordinary shares and/or Class B ordinary shares directly on our Cayman Islands register of members should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with our share registrar in Cayman Islands, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1- 1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 23, 2022. Persons who hold the Company’s Class A ordinary shares directly on our Hong Kong register of members should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with our registrar in Hong Kong, Tricor Investor Services Limited, at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 23, 2022).

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as depositary of the ADSs, and representing our Class A ordinary shares are not entitled to attend or vote at the AGM under the Company’s eighth amended and restated memorandum and articles of association.

Please note that any ADS holder who appears at the venue of the AGM will not be allowed to attend the relevant meetings. Holders of ADSs as of the close of business on May 23, 2022, New York time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Class A ordinary shares (through a nominee) represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. Citibank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A ordinary shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

For AGM, holders of not less than ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of the Company shall be the quorum for all purposes.

VOTING AND SOLICITATION

Each Class A ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per share at the AGM.

Each Class B ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per share (i.e. resolutions 1 to 6 and resolutions 8 to 10), save for resolution regarding the re- appointment of auditors (i.e. resolution 7), in which case they shall have one vote per share at the AGM.

Each resolution put to the vote at the AGM will be decided by poll. Where required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), a shareholder of the Company who has a material interest in the matter to be approved by a particular resolution will be required to abstain from voting on such resolution.

An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

The solicitation materials are available on the Company’s website at www.xiaopeng.com, on the website of the U.S. Securities and Exchange Commission at www.sec.gov and on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Class A ordinary shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 22, 2022 (the deadline for the return of such proxy forms), the Class A ordinary shares represented by all properly executed proxies returned to the Cayman Registrar or Hong Kong Registrar, as applicable, will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class A ordinary shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

When proxy forms are properly dated, executed and returned by holders of Class B ordinary shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 22, 2022 (the deadline for the return of such proxy forms), the Class B ordinary shares represented by all properly executed proxies returned to the Cayman Registrar will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class B ordinary shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he will vote the Class A ordinary shares and/or Class B ordinary shares FOR the relevant resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion.

Where any holder of Class A ordinary shares and/or Class B ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such shares will not be included or counted in the determination of the number of the shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Class A ordinary shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as depositary of the ADSs, may attend and vote those Class A ordinary shares at the AGM. We have requested Citibank, N.A., as depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the AGM and the relevant ADS Voting Cards. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A ordinary shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below. There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the relevant ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the AGM, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue. If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m., New York time, June 16, 2022, under the terms of the Deposit Agreement, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Class A ordinary shares represented by such holder’s ADSs, unless voting at the meeting is by show of hands and unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of ordinary shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Class A ordinary shares and/or Class B ordinary shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Class A ordinary shares, Class B ordinary shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Class A ordinary shares or Class B ordinary shares only, by attending the AGM and voting in person.

PROPOSALS 2 TO 5

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to the eighth amended and restated memorandum and articles of association of the Company (the “Current M&AA”), at every general meeting of the Company, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Accordingly, Mr. Xiaopeng He, Mr. Ji-Xun Foo and Mr. Fei Yang (together with Mr. Yingjie Chen, the “Retiring Directors”) shall retire by rotation at the AGM and, being eligible, have offered themselves for re-election at the AGM.

Pursuant to the Current M&AA, any Director appointed by the Board either to fill a casual vacancy or as an addition to the Board will hold office until the next following annual general meeting of the Company after his/ her appointment. Accordingly, Mr. Yingjie Chen, who was appointed by the Board, will hold office as a non- executive Director until the AGM and is subject to re-election.

Pursuant to Rule 13.74 of the Hong Kong Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Hong Kong Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying proxy statement/circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the Retiring Directors are set out in Appendix A to this proxy statement/circular.

Subject to the requirements under the Hong Kong Listing Rules and the Current M&AA, a shareholder may nominate a person to stand for election as a Director.

The Board recommends that shareholders vote FOR the resolutions in relation to the proposed re-election of the Retiring Directors.

PROPOSAL 8

PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A ordinary shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A ordinary shares not exceeding 20% of the total number of issued shares of the Company as at the date of passing of such resolution (the “Issuance Mandate”).

As at May 10, 2022 (the “Latest Practicable Date”, being the latest practicable date prior to the printing of this proxy statement/circular for ascertaining certain information in this proxy statement/circular), the issued share capital of the Company comprised 1,304,614,072 Class A ordinary shares and 409,846,136 Class B ordinary shares. Subject to the passing of the ordinary resolution 8 and on the basis that no further shares of the Company are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 342,892,041 Class A ordinary shares. The Directors wish to state that they have no immediate plans to issue any new shares pursuant to the Issuance Mandate.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to issue shares.

PROPOSAL 9

PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

In order to give the Company the flexibility to repurchase shares if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase shares representing up to 10% of the total number of issued shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,304,614,072 Class A ordinary shares and 409,846,136 Class B ordinary shares. Subject to the passing of the ordinary resolution 9 and on the basis that no further shares of the Company are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 171,446,020 Class A ordinary shares. The Directors wish to state that they have no immediate plans to repurchase any shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company in connection with the Repurchase Mandate is set out in Appendix B to this proxy statement/circular. This explanatory statement contains all information reasonably necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to repurchase shares.

PROPOSAL 10

PROPOSED GRANT OF EXTENSION MANDATE TO ISSUE SHARES

In addition, subject to a separate approval of the ordinary resolution 10, the number of shares purchased by the Company under ordinary resolution 9 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 8 provided that such additional number shall represent up to 10% of the total number of issued shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (the “Extension Mandate”).

The Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the Extension Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the shareholders in general meeting, whichever occurs first.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of extension mandate to issue shares.

APPENDIX A

DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Hong Kong Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)	Mr. Xiaopeng He

Position and Experience

Mr. He, aged 44, is our co-founder, executive Director, chairman of the Board and chief executive officer. Mr. He currently holds directorships in other members of the Group. Prior to serving as chairman and chief executive officer of our Company, Mr. He served at Alibaba Group Holding Limited (“Alibaba Group”), a public company listed on the NYSE (symbol: BABA) and the Hong Kong Stock Exchange (stock code: 9988), from June 2014 to August 2017, including serving as the president of Alibaba mobile business group, chairman of Alibaba Games and president of Tudou.com. In 2004, Mr. He cofounded UCWeb Inc., a Chinese mobile internet company that provides mobile internet software technology and services, and served as the president of product from January 2005 to June 2014. In June 2014, UCWeb Inc. was acquired by Alibaba Group. Mr. He previously served as an independent director and a member of the audit committee of HUYA Inc., a game live streaming platform company in China listed on the NYSE (symbol: HUYA) from May 2018 to May 2020. Mr. He received his bachelor’s degree in computer science from South China University of Technology in July 1999. Mr. He obtained the qualification certificate of senior economist (technology entrepreneur) in business administration issued by the Human Resources and Social Security Department of Guangdong Province (廣東省人力資源和社會保障廳) in January 2020.

Save as disclosed above, Mr. He has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. He has entered into a letter of appointment with the Company for a term of three years commencing from July 7, 2021, subject to the retirement and rotation provisions as set out in the Current M&AA.

Relationships

As of the Latest Practicable Date, Mr. He is a substantial shareholder (as defined in the Hong Kong Listing Rules) and a controlling shareholder (as defined in the Hong Kong Listing Rules) of the Company. Save as disclosed above, as far as the Directors are aware and as at the Latest Practicable Date, Mr. He does not have any other relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. He was interested or deemed to be interested in the following shares or underlying shares of the Company and its associated corporations pursuant to Part XV of the Securities and Futures Ordinance are set out below:

(i)	Interest in the shares of the Company:

Nature of Interest	Relevant Entity	Number and Class of securities(1)	Approximated percentage of interest of each class of shares in our Company(1)

Interest in controlled corporation	Simplicity Holding Limited	327,708,257 Class B ordinary shares	80.0%
Interest in controlled corporation	Respect Holding Limited	21,000,000 Class B ordinary shares	5.1%

Note:

(1)

As of the Latest Practicable Date, the Company had 1,714,460,208 issued shares in total, comprising 1,304,614,072 Class A ordinary shares (including 6,336 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 409,846,136 Class B ordinary shares.

(ii)	Interest in shares of associated corporations:

Associated Corporation	Nature of interest	Approximate percentage of shareholding

Guangzhou Yidian Smart Mobility Technology Co., Ltd.	Beneficial Interest	40%

Save as disclosed above, Mr. He does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, Mr. He is not entitled to any annual director’s fee from the Company.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. He to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules, and there are no other matters concerning Mr. He that need to be brought to the attention of the shareholders of the Company.

(2)	Mr. Yingjie Chen

Position and Experience

Mr. Chen, aged 45, is a non-executive Director. Mr. Chen joined Alibaba Group (a company listed on the Hong Kong Stock Exchange with stock code: 9988 and the New York Stock Exchange with NYSE Ticker: BABA) in December 2012. Mr. Chen currently serves as the senior investment director of Alibaba Group. Mr. Chen has been serving as a non-independent director of DBAPP Security Co., Ltd.* (杭州安恒信息技術股份有限公司) (a company listed on the Shanghai Stock Exchange with stock code: 688023) since May 7, 2020. Prior to joining Alibaba Group, Mr. Chen was a senior manager in the corporate finance department of PricewaterhouseCoopers from 2007 to 2012 and a vice president of investment of Shandong Datong Hongye Group* (山東大同宏業集團) from 2004 to 2007. Mr. Chen was an auditor of Arthur Andersen from 1999 to 2004. Mr. Chen graduated from Shanghai University of Finance and Economics with a bachelor’s degree in accounting in July 1999. He is qualified as a Certified Public Accountant in Canada.

Save as disclosed above, Mr. Chen has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Chen has entered into a letter of appointment with the Company for a term of three years commencing from February 28, 2022, subject to the retirement and rotation provisions as set out in the Current M&AA.

Relationships

As far as the Directors are aware and as at the Latest Practicable Date, Mr. Chen does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

Mr. Chen does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, Mr. Chen is not entitled to any annual director’s fee from the Company.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Chen to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules, and there are no other matters concerning Mr. Chen that need to be brought to the attention of the shareholders of the Company.

(3)	Mr. Ji-Xun Foo

Position and Experience

Mr. Foo, aged 54, is a non-executive Director. Mr. Foo has served as a managing partner at GGV Capital, a venture capital firm, since 2006. From 2000 to 2005, Mr. Foo worked at Draper Fisher Jurvetson ePlanet Ventures L.P., a venture capital fund, and last served as a director. From 1996 to 2000, he served as a manager of the Finance and Investment Division of the National Science and Technology Board of Singapore. From 1993 to 1996, Mr. Foo served as the leader of a research and development project at Hewlett-Packard, an information technology company listed on the NYSE (symbol: HPQ). Mr. Foo has served as a director of Baidu, Inc., a company listed on the NASDAQ (symbol: BIDU) and the Hong Kong Stock Exchange (stock code: 9888) since July 2019. Mr. Foo received his master of science degree in management of technology in January 1997 and his bachelor’s degree with first class honors in engineering in June 1993 from the National University of Singapore.

Save as disclosed above, Mr. Foo has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Foo has entered into a letter of appointment with the Company for a term of three years commencing from July 7, 2021, subject to the retirement and rotation provisions as set out in the Current M&AA.

Relationships

As far as the Directors are aware and as at the Latest Practicable Date, Mr. Foo does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company

Interests in Shares

Mr. Foo does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Mr. Foo is entitled to an annual director’s fee of US$30,000.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Foo to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules, and there are no other matters concerning Mr. Foo that need to be brought to the attention of the shareholders of the Company.

(4)	Mr. Fei Yang

Position and Experience

Mr. Yang, aged 64, is a non-executive Director. He currently also holds directorship in a member of the Group. Mr. Yang had served as a partner of IDG Capital, an investment and asset management firm, from 1997 to 2018, and had experience in finance, capital operations, mergers and acquisitions. From 1994 to 1997, Mr. Yang served as a director of the Initial Public Offering Division of the China Securities Regulatory Commission Guangdong Bureau. From 1989 to 1994, he served as a director of the Consultant Division of Guangdong Foreign Trade and Economy Institute, where he specialized in economic research. From 1984 to 1986, Mr. Yang worked at the Jinan Municipal Environmental Protection Bureau. From 1982 to 1984, he worked at the Shandong Academy of Agricultural Sciences as a researcher. Mr. Yang received his master’s degree in environmental geography and his bachelor’s degree in geography from Sun Yat-sen University in July 1989 and October 1982, respectively.

Save as disclosed above, Mr. Yang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Yang has entered into a letter of appointment with the Company for a term of three years commencing from July 7, 2021, subject to the retirement and rotation provisions as set out in the Current M&AA.

Relationships

As far as the Directors are aware and as at the Latest Practicable Date, Mr. Yang does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

Mr. Yang does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Mr. Yang is entitled to an annual director’s fee of US$30,000.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules, and there are no other matters concerning Mr. Yang that need to be brought to the attention of the shareholders of the Company.

APPENDIX B

EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1. REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the shareholders of the Company as a whole.

Repurchases of shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the shareholders of the Company as a whole.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,714,460,208 shares, out of which 1,304,614,072 were Class A ordinary shares and 409,846,136 were Class B ordinary shares. Subject to the passing of the ordinary resolution set out in item 9 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 1,714,460,208 shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 171,446,020 shares, representing 10% of the total number of issued shares of the Company in issue as at the date of the AGM.

3. FUNDING OF REPURCHASES

Repurchases of shares will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4. IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2021) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5. TAKEOVERS CODE

If, on the exercise of the power to repurchase shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a shareholder or a group of shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Mr. Xiaopeng He (“Mr. He”) and Mr. Heng Xia (“Mr. Xia”). Mr. He beneficially owned 348,708,257 Class B ordinary shares and Mr. Xia beneficially owned 12,580 Class A ordinary shares and 61,137,879 Class B ordinary shares, representing approximately 75.9% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Hong Kong Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their shareholdings into Class A ordinary shares, if the reduction in the number of shares in issue would otherwise result in an increase in the proportion of Class B ordinary shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. He and Mr. Xia to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its shares.

In addition, the Directors do not propose to repurchase shares which would result in less than the relevant prescribed minimum percentage of shares in public hands as required by the Hong Kong Stock Exchange.

6. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any shares to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any shares to the Company, or that they have undertaken not to sell any shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases of shares pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands.

7. MARKET PRICES OF SHARES

As the Company has been listed on the Hong Kong Stock Exchange for less than 12 months, the highest and lowest prices per share at which the Class A ordinary shares have been traded on the Hong Kong Stock Exchange since their listing on the Hong Kong Stock Exchange (the “Listing”) up to and excluding the Latest Practicable Date were as follows:

Month	Price per share
2021	Highest	Lowest
	HK$	HK$
July (since the date of Listing)	172.40	131.20
August	176.70	140.00
September	164.60	133.70
October	197.60	131.00
November	217.00	168.40
December	220.00	154.10

2022
January	199.50	122.00
February	161.80	126.10
March	144.50	71.85
April	124.60	87.05
May (up to and excluding the Latest Practicable Date)	104.70	90.00

8. REPURCHASES OF SHARES MADE BY THE COMPANY

During the period starting on the date of the Listing and up to the Latest Practicable Date, the Company has not repurchased any Class A ordinary shares on the Hong Kong Stock Exchange.